March 31, 2006

Mr. Jim Rosenberg

United States Securities and Exchange Commission

Division of Corporate Finance

100 First Street, N.E.

Washington, DC 20549

RE:	Horizon Health Corporation
Form 10-K for the Fiscal Year Ended August 31, 2005
Filed November 14, 2005
File No. 001-13626

Subject:	Your letter dated March 20, 2006

Dear Mr. Rosenberg,

We have received your comments relating to our Form 10-K for the Fiscal Year Ended August 31, 2005. Your letter requested a response within 10 business days or a response within that time as to when we could submit a response. Please be advised that we intend to respond on or before Friday, April 21, 2006. This additional time is necessary primarily because our fiscal quarter ended February 28, 2006 and therefore our Form 10-Q is due at the beginning of April.

We trust that this is acceptable. Please contact me regarding any questions or comments at 972-420-8222.

Sincerely,

John Pitts

Executive Vice President Finance and Chief Financial Officer